Richtech Robotics Inc.

2975 Lincoln Rd

Las Vegas, NV 89115

VIA EDGAR

February 25, 2026

U.S. Securities and Exchange Commission

Office of Technology

Washington, D.C. 20549

Attn: Matthew Derby

Re:	Richtech Robotics Inc.
Registration Statement on Form S-1
Filed February 18, 2026
File No. 333-293535

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Richtech Robotics Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Friday, February 27, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhenwu (Wayne) Huang
By:	Zhenwu (Wayne) Huang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP